FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated June 2, 2014 – ARM Establishes World-Class CPU Design Center in Taiwan

2.	Press release dated June 9, 2014 – Director's Declaration

3.	Press release dated June 16, 2014 – ARM University Program and Partners Launch DSP 'Lab-in-a-Box' for Audio Systems

4.	Press release dated June 24, 2014 – ARM and Sensor Platforms Deliver an Open Source Framework for Sensor Devices

5.	Press release dated June 27, 2014 – Actions Semiconductor Licenses ARM Cortex-A50 Processor Family to Target 64-bit Tablet Market

6.	Press release dated June 30, 2014 – Announcement of Option Grants to PDMRs

7.	Press release dated July 1, 2014 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM Establishes World-Class CPU Design Center in Taiwan

New design center will focus on IoT and embedded device markets
JUNE 2, 2014, COMPUTEX, TAIPEI: Today ARM announced the establishment of a new CPU Design Center in the Hsinchu Science Park, Hsinchu, Taiwan. This is ARM's first CPU Design Center in Asia, and it will focus on the design, verification and delivery of the ARM® Cortex®-M processor series targeted at the Internet of Things (IoT), wearables and embedded applications markets.

"Close proximity to key semiconductor and ecosystem partners and high-caliber local engineering talent makes Taiwan an ideal location for us to expand our CPU design activities," said Simon Segars, chief executive officer of ARM. "The new design center will have a particular focus on the development of ARM Cortex-M processors which are the market-leading design choice for IoT products. Establishing a new, world-class CPU design team in Taiwan will allow us to work even more closely with key regional partners seeking to accelerate this market."

The news was welcomed by Taiwan's Ministry of Science and Technology (MOST) and Ministry of Economic Affairs (MOEA).

"Taiwan's semiconductor industry is playing a leading and strategic role in the global market," said San-Cheng Chang, minister of science and technology, MOST, Taiwan. "The Ministry has been working closely with Taiwan's technology industry to foster incubation of advanced technologies and nurture growth of the talent pool and we are pleased to witness ARM establishing its first CPU design center in Taiwan, endorsing Taiwan's strong talent and well-established industry chain."

"Economic development remains at the top of the government's policy agenda, MOEA has endeavored to drive Taiwan's industry transformation to be innovative on top of our excellent manufacturing strength," said Tyzz-Jiun Duh, deputy minister of the ministry of economic affairs, MOEA, Taiwan. "We are very happy to see ARM's recognition of Taiwan's achievement and willingness to further invest in Taiwan to excel Taiwan's industry elevation and transformation."

The new center is slated to open at the end of 2014 and will create highly skilled microprocessor design opportunities for the technical community in the region.

ENDS

For more information
Andy Winstanley
Head of Corporate PR, ARM
+44 1223 405244 / +44 7788 249712
andy.winstanley@arm.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 2

Director's Declaration

In accordance with Listing Rule 9.6.14(2), ARM Holdings plc ("ARM Holdings") announces that IG Group Holdings plc ("IG")  has today announced that Andy Green, who is an independent non-executive director of ARM Holdings will join the IG board as Deputy Chairman with immediate effect.  He will become non-executive Chairman of IG on 16 October 2014.

ENDS

Item 3

ARM University Program and Partners Launch DSP 'Lab-in-a-Box' for Audio Systems

CAMBRIDGE, UK, June 16, 2014 - ARM® and its Partners will start shipping a digital signal processing (DSP) 'Lab-in-a-Box' (LiB) to universities worldwide to help boost practical skills development and the creation of new ARM-based audio systems. This will include products such as high definition home media and voice-controlled home automation systems. The LiB kits contain ARM Cortex®-M4-based microcontroller boards by STMicroelectronics and audio cards from Wolfson Microelectronics and Farnell element14.

As the centerpiece of the ARM University Program, LiB packages offer ARM-based technology and high quality teaching and training materials that support electronics and computer engineering courses. DSP courses have traditionally used software simulation packages, or hands-on labs using relatively expensive development kits costing around $300 per student. By comparison, this new DSP LiB being unveiled at the ASEE Annual Conference tomorrow (June 17) will cost around $50 and will allow students to practice theory with advanced hardware sourced from widely-available products.

"Our Lab-in-a-Box offerings are proving hugely popular in universities because of the low-cost access to state-of-the-art technology," said Khaled Benkrid, manager of the Worldwide University Program, ARM. "The DSP kits, powered by ARM Cortex-M4-based processors, enable high performance yet energy-efficient digital signal processing at a very affordable price. We expect to see them being used by students to create commercially-viable audio applications and it’s another great example of our partnership supporting engineers in training and beyond."

The DSP LiB will begin shipping to universities in July 2014. It is the latest in a series of initiatives led by ARM which span multiple academic topics including embedded systems design, programming and SoC design. The DSP kits will also be offered to developers outside academia at a later date.

A typical DSP Lab-in-a-Box contains:

▪	Hardware boards (ARM Cortex®-M4-based STM32F4 Discovery microcontroller boards from STMicroelectronics and Wolfson Audio Cards from Wolfson Microelectronics and Farnell element14)
▪	One-year renewable software licences for the full ARM Keil® MDK-Professional development tool from ARM
▪	Complete teaching materials, including lecture note slides, demonstration codes and hands-on lab manuals with solutions in source.

"Low-cost Cortex-M4-based microcontroller development kits, combined with suitable audio interfaces, represent an exciting new opportunity to spread hands-on DSP teaching to a wider audience," said Dr. Donald Reay, Heriot-Watt University, Edinburgh, UK. "These hardware and software tools are similar to those used for teaching and development of microcontroller applications and afford an ideal introduction to real-time and DSP concepts with wide applicability to embedded systems."

Partner Quotes

STMicroelectronics: "Leveraging the STM32F4 MCU that is among the highest performance Cortex-M microcontrollers in the market, the Discovery board in the Lab-in-a-box is the ideal tool for teaching - and doing - audio-system development," said Laurent Desseignes, Microcontrollers Ecosystem marketing manager, STMicroelectronics. "Students will learn important control and signal-processing design skills that will serve them well throughout their careers."

Wolfson Microelectronics: Alistair Banham, Senior VP and GM, Custom Solutions at Wolfson Microelectronics, said: "ARM’s Lab-in-a-Box provides the ideal toolkit to help educate and inspire the next generation, and we are delighted to provide the Wolfson Audio Card as part of this innovative package. The Wolfson Audio Card is packed with features including Wolfson’s compelling high definition Audio Hub and digital MEMS microphones, enabling the electronics designers and engineers of the future to easily incorporate outstanding audio playback and audio capture into their applications."

Farnell element14: Richard Curtin, Global Director of Strategic Alliance, Premier Farnell, said: "I am delighted Farnell element14 is involved in the ARM Lab-in-a-Box program. Our strategy is to support the engineer in the design stage with our leading range of development kits. Our turnkey solutions for suppliers such as Wolfson allow us to design and manufacture collaborative products such as the Wolfson Audio Card to support our customers at the first stage of the design cycle. Having the Wolfson Audio Card represented in the ARM Lab-in-a-Box is great for us and for the students that will be accessing them."

Ends

Notes to Editors:

To find out more about the DSP LiB, please contact the ARM University Program: university@arm.com
For more information on ARM’s presence at the ASEE Conference check the program schedule.
For more information on the ARM University Program see www.arm.com/university.

Contacts

Andy Winstanley
 +44 1223 405244/+44 7788 249712
 Head of corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 4

ARM and Sensor Platforms Deliver an Open Source Framework for Sensor Devices

Open Sensor Platform accelerates sensor device software development for ARM-based mobile computers, wearables and IoT devices.
Cambridge, UK, June 24, 2014 - ARM and Sensor Platforms Inc. are extending their collaboration to the Open Sensor Platform (OSP) to simplify development of embedded sensor-based products utilizing ARM® architecture. Contributions to the OSP framework will enable ARM CMSIS, the ARM RTX RTOS, and compatibility with the ARM mbed™ SDK and mbed platforms.

OSP provides a framework for the deployment of sensor fusion hubs for ARM-based solutions in mobile computing, wearables and IoT devices. This allows developers to rapidly create intelligent products enabled by standards-based software and hardware which are easy for developers to deploy and manage. The benefits can be summarized as follows:

▪	Sensor manufacturers: the ability to quickly integrate their sensors into new products, and to demonstrate their capability to prospective developers or OEMs
▪	Sensor Hub MCU vendors: gain access to a complete sensor ecosystem
▪
Sensor Fusion developers: availability to existing open source algorithms; can modify or create their own algorithms or buy commercial third-party libraries such as the FreeMotion™ Library (available from Sensor Platforms, Inc.)

▪	OEMs: the ability to quickly evaluate different sensors, sensor hubs, and sensor algorithms which will allow them to both develop faster and differentiate products.

"Open source initiatives are critical to accelerating innovation in the embedded market," said Willard Tu, director of embedded solutions marketing, ARM. "The ecosystem building around ARM's mbed platform is one of our efforts to spur entrepreneurial efforts and we expect our contributions to OSP to have a similar, galvanizing effect in the developer community."

"OSP will unlock a whole new generation of sensor innovation, as developers can now focus on building great devices instead of building interfaces," said Kevin Shaw, chief technology officer, Sensor Platforms, Inc. "OSP allows the software and algorithms to be abstracted from the underlying architecture. With this, we expect to see a growing need for best-in-class algorithms providing amazing contextual capabilities."

ARM Partner Quotes

Atmel: "With the increasing demand for a rich set of features in consumer products, it is vital for vendors and OEMs to have access to the best sensor hub framework for development," said Steve Pancoast, vice president of software and tools, Atmel Corporation. "Leveraging this open source framework and ARM's mbed platform with Atmel's technologies will allow for a more streamlined process of designing and deploying IoT-connected devices."

NXP: "NXP is pleased to see the Open Sensor Platform (OSP) framework released on GitHub with enhancements from ARM to leverage the mbed platform," said John Rayfield, senior director, architecture and ecosystem, NXP Semiconductors. "The OSP framework simplifies deployment of our ultralow power microcontrollers in sensor-based applications and can accelerate time to market in these application spaces."

Silicon Labs: "As a supplier of both 32-bit ARM-based mixed-signal microcontrollers and a wide range of optical and environmental sensors, Silicon Labs believes that the open source framework for sensors will allow us to provide customers with a quick, turnkey method to add advanced sensing capabilities to their designs," said Ross Sabolcik, general manager for analog, power and sensor products, Silicon Labs. "The framework's ease of use will speed time to market for customers both large and small and expand the use of sensing capabilities in their products for the Internet of Things market."

STMicroelectronics: "We are delighted to see this open source initiative, said Daniel Colonna, marketing director for Microcontrollers at ST. "When we introduced in early 2013 the new STM32F401 ARM Cortex®-M4–based/FPU Dynamic Efficiency line optimized for sensor hub mobile apps we were delighted to see a strong adoption of it in smart phones. The release of OSP will only add to the successes of ST Microcontrollers and Sensors in many more applications by accelerating the design of sensor hubs."

Notes to Editors:

Contacts

Phil Hughes
+1 (512) 330 1844 / +1 (512) 694 7382
Head of technical PR, ARM
phil.Hughes@arm.com

Tom Mahon
 +1 (925) 200-5165
Thomas Mahon Associates (rep. Sensor Platforms)
tmahon3@gmail.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

About Sensor Platforms Inc.

Sensor Platforms is a venture-financed company located in Silicon Valley that develops, for licensing, algorithmic software enabling consumer applications to better understand user contexts and intent.

The company's FreeMotion™ Library makes sensor fusion and user context awareness available in smartphones and tablets, in order to: combine and process data from installed sensors and microprocessors; better interpret users' movements and situations; and infer users' intents.

The library makes it easy for device OEMs to purchase their sensors and microprocessors from multiple suppliers without damaging user experience. It also automatically optimizes sensor and platform power consumption based on user movement and contexts, to enable longer battery life.

To create the breadth of the FreeMotion library, the company has assembled a multi-disciplinary engineering team with proven track records in control systems, machine learning, mixed signal design, motion kinematics, real-time systems, semiconductor device physics, and signal processing.

The company is located at 2860 Zanker Road, #210, San Jose, CA 95134. For further information, visit www.sensorplatforms.com/company/contact.

Item 5

Actions Semiconductor Licenses ARM Cortex-A50 Processor Family to
Target 64-bit Tablet Market

Zhuhai, China and Cambridge, UK - June 27, 2014 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies, and ARM (NASDAQ:ARMH), the world's leading semiconductor intellectual property (IP) supplier have signed a license agreement for the 64-bit ARM® Cortex®-A50 processor family. Actions Semiconductor’s first SoC is due to be available in late 2014, making it one of China’s leading technology design companies delivering an ARM-based 64-bit chip for tablet devices.

Actions provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. With this IP license, Actions will develop 64-bit SoC solutions targeting the tablet and over-the-counter (OTT) set-top box markets.

"We are pleased to extend our relationship with ARM by licensing the Cortex-A50 processor family," said Dr. Zhenyu Zhou, CEO of Actions Semiconductor. "We believe this investment in 64-bit architecture reinforces our position as one of the leading design houses in China providing leading-edge, high performance products at attractive price points. With the mobile industry rapidly migrating from 32-bit to 64-bit operating systems, we expect our next generation SoCs utilizing this IP will allow us to compete more effectively in both the branded and whitebox segments of the tablet and OTT set top box markets."

"Premium smartphones and tablets have become primary computing devices and that is driving strong demand for 64-bit solutions," said Allen Wu, president, ARM Greater China. "Actions Semiconductor is a valued partner and we believe the combination of its expertise in low power SoC development with the ARM Cortex-A50 processor family and ARM POP IP is an exciting way of fulfilling this requirement."

Ends

Notes to Editors

The ARM Cortex-A50 processor family is based on the ARMv8-A architecture, which first introduced 64-bit support to the ARM architecture with a focus on power-efficient implementation while maintaining compatibility with the existing 32-bit software. This 64-bit IP license will assist Actions Semiconductor in addressing higher performance markets and further strengthen its market position by extending its product portfolio from 32-bit to 64-bit technology.

Contacts

Actions Semiconductor:

Elaine Ketchmere, CFA
Compass Investor Relations
Eketchmere@compass-ir.com
 +1 310-528-3031

Ally Xie
Actions Semiconductor
investor.relations@actions-semi.com
 +86-756-3392353*1018

ARM

Andy Winstanley
Head of Corporate PR, ARM
 +44 1223 405244 /+44 7788 249712
andy.winstanley@arm.com

Elsa Wen
Corporate Marketing Manager, ARM
+86-10-8217-2076 /+86-186-1226-0366
elsa.wen@arm.com

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM, Artisan and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. POP is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the Actions Semiconductor's ability to compete more effectively in the whitebox and branded segments of the tablet market, customer acceptance of the Actions Semiconductor's new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Item 6

Announcement of Option Grants to PDMRs

ARM Holdings plc "the Company" announces that with effect from 27 June 2014 options over ordinary shares were granted under the Company's Savings-Related Share Option Scheme to each of the following PDMRs:

Name	Number of share options granted	Total options held including this grant
Patricia Alsop	2,450	4,471
Peter Hutton	3,267	4,649
Andy Smith	4,048	4,048

The option price was 734.4 pence per share representing a 20% discount to the mid- market quotation of the Company's shares on the London Stock Exchange on 29 May 2014. These options are exercisable from 1 August 2017. The mid-market closing price on the day preceding the date of grant was 918 pence per share.

ENDS

Item 7

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:
ARM Holdings plc's issued share capital as at 30 June 2014 consists of 1,409,639,734 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 1,380,065 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,408,259,669.

The above figure 1,408,259,669 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End